Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

January 24, 2013

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield

RE:	LipoScience, Inc.
Amendment to Registration Statement on Form S-1
Filed January 10, 2013
Supplemental Response Letter
Dated January 22, 2013
File No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are transmitting for filing Amendment No. 8 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”). As part of the Company’s filing of the Amendment, we are responding to a comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated January 23, 2013 with respect to the Company’s proposed disclosure to be contained in the Amendment. Set forth below is the Company’s response to the Comment. The page reference in the text of this response letter corresponds to the page number of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources

1.	We note your response to prior comment five from our letter dated January 18, 2013. We also note section 6.10(ii) of the credit facility. To provide additional context for understanding the risk presented, please revise here and the second to last risk factor on page 20 to disclose the minimum revenue threshold associated with this covenant. Also, where you discuss the required liquidity ratio, please quantify your actual ratio as of the most recent practicable date.

January 24, 2013 Page Two

Response to Comment 1:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 20 and 58 of the Amendment to disclose the requirement that the projections provided by the Company to the lender must contain a minimum annual revenue projection of $55 million. In addition, the Company has expanded the disclosure on pages 20 and 58 of the Amendment to quantify the Company’s actual liquidity ratio as of December 31, 2012.

The Company supplementally advises and confirms for the Staff that the revenue projections to be provided by the Company to the lender over the term of the loan agreement are provided from time to time and were not made a part of the agreement at the time of its execution.

*    *    *    *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.
Ashok David Marin, LipoScience, Inc.
Darren K. DeStefano, Cooley LLP
Glenn R. Pollner, Gibson, Dunn & Crutcher LLP